Contact

www.linkedin.com/in/billy-kopilot
(LinkedIn)

Top Skills

Business Development
Customer Service
Marketing

Billy Ko

CEO at Johnson Hardwood
Rowland Heights, California, United States

Experience

Johnson Hardwood
12 years 5 months

CEO
February 2020 - Present (4 years 6 months)

General Manager
March 2012 - February 2020 (8 years)

Fly Corona
Certified Flight Instructor (CFI, CFII, MEI)
September 2011 - March 2012 (7 months)
Corona, CA

Airline Transport Professionals
Certified Flight Instructor (CFI, CFII, MEI)
August 2011 - September 2011 (2 months)
Jacksonville, FL

Ricoh Business Solutions
Account Executive
July 2007 - August 2008 (1 year 2 months)
Santa Fe Springs, CA

Education

California State University-Los Angeles
Bachelor of Business Administration (BBA), International Business and
Economics · (2002 - 2007)